FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         March, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 9th day of March, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

CLEARLY CANADIAN ENTERS INTO DISTRIBUTION
ARRANGEMENTS IN PACIFIC NORTHWEST

VANCOUVER, B.C., March 9, 2004 — Clearly Canadian Beverage Corporation (TSX: CLV; OTCBB: CCBC) today announced that it has entered into new distribution arrangements with Columbia Distributing Company (“Columbia”) and expanded distribution arrangements with Walton Beverage Company (“Walton”). Beginning February 2004, Columbia will distribute Clearly Canadian sparkling flavoured water throughout Oregon and Washington, except in the areas already serviced by Walton. As part of its expanded distribution arrangement with Clearly Canadian, Walton will now distribute brand Clearly Canadian in the Washington State Counties of Skagit, San Juan, Whatcom and parts of Island County.

“We view these relationships as a tremendous opportunity to strengthen the presence of brand Clearly Canadian in the Pacific Northwest market. As the Cadbury Schweppes franchise holder in this region, Columbia’s market presence provides brand Clearly Canadian with significant upside going forward,” said Douglas Mason, President and CEO of Clearly Canadian Beverage Corporation. “Entering into a distribution arrangement and expanding our existing relationship with Walton provides both companies with a renewed commitment to growing and increasing the availability of our brands in this region of Washington State,” said Mason.

“The addition of brand Clearly Canadian complements our existing portfolio of alternative beverages. We are looking forward to building a long-term relationship with Clearly Canadian. Working closely together on their exciting brand marketing initiatives, we will focus on increasing exposure for brand Clearly Canadian in our market in 2004 and beyond,” said Steve Lipe, Vice President of Beverages, Columbia Distributing Company.

Privately owned, Columbia Distributing Company is the Pacific Northwest’s largest beverage distributor. As the exclusive Cadbury Schweppes franchise owner for the region, Columbia Distributing distributes non-alcoholic beverages including 7 Up, Crush, Diet Rite and Snapple.

Walton Beverage Company is a privately owned company distributing a significant portfolio of beverages including Dr. Pepper, Pepsi, Aquafina and Sobe in the Pacific Northwest since 1931. Walton Beverage has two warehouse locations situated in Bellingham and Burlington.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone® which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current expectations and analyses, including the Company’s analysis of its product distribution systems and its expectations regarding the effects of anticipated product distribution changes, such as referred to in this news release, and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact: Clive Shallow, Manager, Shareholder Relations (e-mail: cshallow@clearly.ca) 800/663-5658 (USA) or 800/663-0227 (Canada)	Valerie Samson, Communications (e-mail: vsamson@clearly.ca)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2® and TRE LIMONE®.